As filed with the Securities and Exchange Commission on January 30, 2026

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934

Janus Henderson Group plc (Name of the Issuer)

Janus Henderson Group plc

Jupiter Topco LLC

Jupiter Acquisition Limited

Jupiter Company Limited

Jupiter Merger Sub Limited

Trian Partners AM Holdco II, Ltd.

Trian Fund Management GP, LLC

Trian Fund Management, L.P.

Nelson Peltz

Peter W. May

(Names of Persons Filing Statement)

Common Stock, $1.50 par value per share

(Title of Class of Securities)

G4474Y214

(CUSIP Number of Class of Securities)

Janus Henderson Group plc 201 Bishopsgate London, United Kingdom EC2M3AE +44 (0) 20 7818 1818

Jupiter Topco LLC

Jupiter Acquisition Limited

Jupiter Company Limited

Jupiter Merger Sub Limited

Trian Partners AM Holdco II, Ltd.

Trian Fund Management GP, LLC

Trian Fund Management, L.P.

Nelson Peltz

Peter W. May

280 Park Avenue, 41st Floor

New York, NY 10017

(212) 451-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Jacob A. Kling Matthew T. Carpenter Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Peter D. Serating Patrick J. Lewis Skadden, Arps, Slate, Meager & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	William D. Regner Emily F. Huang Benjamin R. Pedersen Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 (212) 909-6000

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense

TABLE OF CONTENTS

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INTRODUCTION

This Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Janus Henderson Group plc, a Jersey corporation (“Janus Henderson” or the “Company”) and the issuer of the ordinary shares, par value $1.50 per share (the “Shares”), which is the subject of the Rule 13e-3 transaction; (2) Jupiter Topco LLC, a Jersey limited liability company (“Topco”); (3) Jupiter Acquisition Limited, a private limited company incorporated under the laws of Jersey and a wholly owned subsidiary of Topco (“Midco”); (4) Jupiter Company Limited, a private limited company incorporated in Jersey and a wholly owned subsidiary of Midco (“Parent”); (5) Jupiter Merger Sub Limited, a private limited company incorporated in Jersey and a wholly owned subsidiary of Parent (“Merger Sub”); (6) Trian Partners AM Holdco II, Ltd., a Cayman Islands exempted limited liability company (“Stockholder”); (7) Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”); (8) Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”); (9) Nelson Peltz, a citizen of the United States of America; and (10) Peter W. May, a citizen of the United States of America.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 21, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Janus Henderson. At the closing of the transaction, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Janus Henderson (the “Merger”), in accordance with the Companies (Jersey) Law 1991 (as it may be amended from time to time, the “Companies Law”), with Janus Henderson surviving the Merger as a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”) each Share issued and outstanding immediately prior to the Effective Time (other than Shares directly owned and held by Parent, Merger Sub (including Shares transferred by the Stockholder, directly or indirectly, to Parent immediately prior to the Effective Time), Janus Henderson or any of their respective subsidiaries (other than shares held by Janus Henderson or its subsidiaries on behalf of third parties, the “Excluded Shares”)) will be cancelled and automatically converted into the right to receive $49.00 per Share in cash, subject to deduction for any required withholding taxes and without interest (the “Merger Consideration”). Outstanding equity awards of Janus Henderson will be converted into the right to receive cash or cash-based consideration (or such other consideration as may be agreed with an individual award holder).

Following the Effective Time, the Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act, and Janus Henderson’s stockholders (other than the holders of Rollover Shares (as defined below)) will cease to have any ownership interest in Janus Henderson.

Concurrently with and as a condition to Janus Henderson’s execution of the Merger Agreement, the Stockholder, which beneficially owned 31,867,800 Shares as of the date of this Transaction Statement, entered into a voting and rollover agreement with Janus Henderson, Parent and two newly formed Jersey entities associated with Trian (the “Voting and Rollover Agreement”), pursuant to which the Stockholder, subject to certain limitations, committed to vote its Shares in favor of, and take certain other actions in furtherance of, the transactions contemplated by the Merger Agreement, including the Merger, and directly or indirectly contribute a portion of its Shares through a series of contributions involving the two newly formed Jersey entities that would result in Parent directly holding such contributed Shares immediately prior to the Merger (the “Rollover Shares”). The Stockholder’s voting obligations are subject to certain exceptions, including a change in recommendation by the board of directors of Janus Henderson (the “Board”) in accordance with the terms of the Merger Agreement. Subject to the terms therein, the Voting and Rollover Agreement will terminate upon the earliest to occur of (i) the mutual written agreement of Parent, Janus Henderson and the Stockholder, (ii) the Effective Time or (iii) the termination of the Merger Agreement in accordance with its terms.

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The Board formed a special committee (the “Special Committee”) comprised solely of independent, disinterested members of the Board to, among other things, review, evaluate and negotiate the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. The Special Committee, acting with the advice of its own independent legal and financial advisors, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Janus Henderson. Furthermore, the Special Committee recommended that the Board (i) resolve as required by Article 127E(1) of the Companies Law in the opinion of the directors voting for the resolution, that the Merger Agreement and the transactions contemplated thereby (including the Merger) are in the best interests of the Company; (ii) approve, adopt and declare advisable the Merger Agreement and the transactions contemplated thereby (including the Merger); (iii) direct that the approval and adoption of the Merger Agreement (including the Merger) be submitted to a vote at a meeting of Janus Henderson’s shareholders; (iv) recommend the approval and adoption of the Merger Agreement (including the Merger) by Janus Henderson’s shareholders pursuant to Article 127F(1) of the Companies Law; and (v) approve, adopt and declare advisable the Voting and Rollover Agreement and the limited guarantees.

The Board, other than certain directors recusing themselves in accordance with applicable law, (i) carefully reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger; (ii) considered the unanimous recommendation of the Special Committee and such other matters as the Board considered necessary or appropriate; (iii) by a unanimous vote (other than those directors recusing themselves in accordance with applicable law) (a) resolved as required by Article 127E(1) of the Companies Law in the opinion of the directors voting for the resolution, that the Merger Agreement and the transactions contemplated thereby (including the Merger) are in the best interests of Janus Henderson; (b) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby (including the Merger); (c) directed that the approval and adoption of the Merger Agreement (including the Merger) be submitted to a vote at a meeting of Janus Henderson’s shareholders; and (d) recommended the approval and adoption of the Merger Agreement (including the Merger) by Janus Henderson’s shareholders pursuant to Article 127F(1) of the Companies Law. Such approval by the Board constituted approval by a majority of the directors of Janus Henderson directors who are not employees of Janus Henderson.

At an extraordinary general meeting (the “Special Meeting”) of Janus Henderson’s shareholders, Janus Henderson’s shareholders will be asked to, among other things, vote upon the proposal to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. The proposal to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, requires approval by special resolution. This means that, for this resolution to be passed, at least two-thirds (2/3) of the total number of votes cast at the Special Meeting must be cast in favor of this resolution. The failure to vote or the abstention from voting will have no effect on the proposal to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

Concurrently with the filing of this Transaction Statement, the Company is filing a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC relating to the Special Meeting. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

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Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties—Janus Henderson”

“Parties to the Merger—Janus Henderson”

“Important Information Regarding Janus Henderson”

“Where You Can Find More Information”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Shareholders Entitled to Vote; Vote Required to Approve the Merger and the Other Transactions Contemplated by the Merger Agreement”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

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“Important Information Regarding Janus Henderson—Company Background”

“Important Information Regarding Janus Henderson—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding Janus Henderson—Market Price of Janus Henderson Shares”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Janus Henderson—Market Price of Janus Henderson Shares”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Janus Henderson—Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Janus Henderson—Prior Public Offerings”

(f) Prior share purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Janus Henderson—Prior Public Offerings”

“Important Information Regarding Janus Henderson—Transactions in Janus Henderson Shares”

“Important Information Regarding Janus Henderson—Past Contracts, Transactions, Negotiations and Agreements”

Item 3. Identity and Background of Filing Person

(a) — (c) Name and Address of Each Filing Person; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties”

“Parties to the Merger”

“Important Information Regarding Janus Henderson”

“Important Information Regarding the Buyer Filing Parties”

“Where You Can Find More Information”

Item 4. Terms of the Transaction

(a) — (1) Material terms. Tender offers. Not applicable.

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(a) — (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Vote Required for Approval”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Unaudited Prospective Financial Information”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Intent of Janus Henderson’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Consequences If the Merger Is Not Completed”

“Special Factors—U.K. Tax Considerations”

“Special Factors—U.S. Federal Income Tax Considerations for U.S. Holders”

“Special Factors—Accounting Treatment”

“Special Factors—Delisting and Deregistration of Janus Henderson Shares”

“The Agreement and Plan of Merger—Merger Consideration”

“The Agreement and Plan of Merger—Treatment of Outstanding Equity Awards”

“The Agreement and Plan of Merger—Exchange of Certificates”

“The Agreement and Plan of Merger—Conditions to the Merger”

Annex A — Agreement and Plan of Merger

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(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 3: Non-Binding Compensation Advisory Proposal”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Limited Guarantee”

“The Agreement and Plan of Merger—Merger Consideration”

“The Agreement and Plan of Merger—Treatment of Outstanding Equity Awards”

“The Agreement and Plan of Merger—Exchange of Certificates”

“The Agreement and Plan of Merger —Employee Benefits”

“The Agreement and Plan of Merger —Director and Officer Indemnification and Insurance”

“The Agreement and Plan of Merger—Miscellaneous—Special Committee Compensation”

“Voting and Rollover Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Voting and Rollover Agreement

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Right to Object”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Right to Object”

“Dissenters’ Rights and Rights of Objecting Shareholders”

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(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the Special Committee; Recommendation of the Board; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Transactions Contemplated by the Merger Agreement, Including the Merger”

“Summary Term Sheet—Right to Object”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Right to Object”

“Dissenters’ Rights and Rights of Objecting Shareholders”

“Provisions for Unaffiliated Security Holders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 3: Non-Binding Compensation Advisory Proposal”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Limited Guarantee”

“The Agreement and Plan of Merger”

“Voting and Rollover Agreement”

“Important Information Regarding Janus Henderson—Prior Public Offerings”

“Important Information Regarding Janus Henderson—Transactions in Janus Henderson Shares”

“Important Information Regarding Janus Henderson—Past Contacts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Buyer Filing Parties”

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Annex A—Agreement and Plan of Merger

Annex B—Voting and Rollover Agreement

(b) —(c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 3: Non-Binding Compensation Advisory Proposal”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

“Special Factors—Financing”

“Important Information Regarding Janus Henderson—Past Contacts, Transactions, Negotiations and Agreements”

“The Agreement and Plan of Merger”

“Voting and Rollover Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Voting and Rollover Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 3: Non-Binding Compensation Advisory Proposal”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

10

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Limited Guarantee”

“The Agreement and Plan of Merger”

“Voting and Rollover Agreement”

“Important Information Regarding Janus Henderson—Transactions in Janus Henderson Shares”

“Important Information Regarding Janus Henderson—Past Contacts, Transactions, Negotiations and Agreements”

Annex A—Agreement and Plan of Merger

Annex B—Voting and Rollover Agreement

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Consequences If the Merger Is Not Completed”

“Special Factors—Financing”

“Special Factors—Delisting and Deregistration of Janus Henderson Shares”

“The Agreement and Plan of Merger—Merger Consideration”

“The Agreement and Plan of Merger—Treatment of Outstanding Equity Awards”

“The Agreement and Plan of Merger—Exchange of Certificates”

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Annex A—Agreement and Plan of Merger

(c) (1) — (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Intent of the Janus Henderson’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Consequences If the Merger Is Not Completed”

“Special Factors—Financing”

“Special Factors—Limited Guarantee”

“Special Factors—Delisting and Deregistration of Janus Henderson Shares”

“The Agreement and Plan of Merger”

“Important Information Regarding Janus Henderson”

Annex A—Agreement and Plan of Merger

Annex B—Voting and Rollover Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

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“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Consequences If the Merger Is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Unaudited Prospective Financial Information”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Consequences If the Merger Is Not Completed”

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Annex C—Opinion of Goldman Sachs & Co. LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 3: Non-Binding Compensation Advisory Proposal”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Consequences If the Merger Is Not Completed”

“Special Factors—Right to Object”

“Special Factors—U.K. Tax Considerations”

“Special Factors—U.S. Federal Income Tax Considerations for U.S. Holders”

“Special Factors—Financing”

“Special Factors—Delisting and Deregistration of Janus Henderson Shares”

“Special Factors—Fees and Expenses”

“The Agreement and Plan of Merger—Treatment of Outstanding Equity Awards”

“The Agreement and Plan of Merger—Employee Benefits”

“The Agreement and Plan of Merger—Director and Officer Indemnification and Insurance”

“The Agreement and Plan of Merger—Expenses; Termination Fees”

“Dissenters’ Rights and Rights of Objecting Shareholders”

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Annex A—Agreement and Plan of Merger

Annex C—Opinion of Goldman Sachs & Co. LLC

Item 8. Fairness of the Transaction

(a) — (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Certain Effects of the Merger”

Annex C—Opinion of Goldman Sachs & Co. LLC

The discussion materials dated December 1, 2025, December 2, 2025, December 4, 2025, December 10, 2025, December 11, 2025, December 15, 2025, December 16, 2025 and December 21, 2025 prepared by Goldman Sachs & Co. LLC and reviewed by the Special Committee are filed as Exhibits (c)(i) – (c)(viii) and incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Vote Required for Approval”

“The Special Meeting—How to Vote”

“The Special Meeting—Revocation of Proxies”

“Proposal 1: Approval and Adoption of the Merger Agreement and the Transactions Contemplated by the Merger Agreement, Including the Merger”

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“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“The Agreement and Plan of Merger—Conditions to the Merger”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Provisions for Unaffiliated Security Holders”

Annex C—Opinion of Goldman Sachs & Co. LLC

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Intent of Janus Henderson’s Directors and Executive Officers to Vote in Favor of the Merger”

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(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) — (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Where You Can Find More Information”

Annex C—Opinion of Goldman Sachs & Co. LLC

The discussion materials dated December 1, 2025, December 2, 2025, December 4, 2025, December 10, 2025, December 11, 2025, December 15, 2025, December 16, 2025 and December 21, 2025 prepared by Goldman Sachs & Co. LLC and reviewed by the Special Committee are filed as Exhibits (c)(i) – (c)(viii) and incorporated herein by reference.

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) — (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing”

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“Special Factors—Limited Guarantee”

“The Agreement and Plan of Merger—Covenants Regarding Conduct of Business by the Company and Its Subsidiaries Prior to the Merger—Financing Cooperation”

“The Agreement and Plan of Merger—Conditions to the Merger”

“The Agreement and Plan of Merger—Other Covenants and Agreements”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Solicitation of Proxies”

“Special Factors—Interests of Directors and Executive Officers in the Merger—Special Committee Fees”

“Special Factors—Consequences If the Merger Is Not Completed”

“Special Factors—Fees and Expenses”

“The Agreement and Plan of Merger—Expenses; Termination Fees”

“The Agreement and Plan of Merger—Miscellaneous—Special Committee Compensation”

Annex A—Agreement and Plan of Merger

(d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing”

“The Agreement and Plan of Merger— Covenants Regarding Conduct of Business by the Company and Its Subsidiaries Prior to the Merger—Financing Cooperation”

Annex A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

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“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

“Voting and Rollover Agreement”

“Important Information Regarding Janus Henderson—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Buyer Filing Parties”

Annex B—Voting and Rollover Agreement

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Important Information Regarding Janus Henderson—Prior Public Offerings”

“Important Information Regarding Janus Henderson—Transactions in Janus Henderson Shares”

“The Agreement and Plan of Merger”

“Voting and Rollover Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Voting and Rollover Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Vote Required for Approval”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Intent of Janus Henderson’s Directors and Executive Officers to Vote in Favor of the Merger”

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“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

“Voting and Rollover Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Voting and Rollover Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: Approval and Adoption of the Merger Agreement and the Transactions Contemplated by the Merger Agreement, Including the Merger

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, the unaudited condensed consolidated financial statements set forth in Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, June 30, 2025 and September 30, 2025 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Unaudited Prospective Financial Information”

“Special Factors—Certain Effects of the Merger”

“Important Information Regarding Janus Henderson—Selected Historical Financial Data”

“Important Information Regarding Janus Henderson—Book Value Per Share”

“Where You Can Find More Information”

(b) Pro forma information. Not applicable.

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Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) — (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Solicitation of Proxies”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Company’s Board of Directors”

“Special Factors—Reasons of the Buyers for the Merger”

“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 3: Non-Binding Compensation Advisory Proposal”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Certain Effects of the Merger”

“The Agreement and Plan of Merger—Treatment of Outstanding Equity Awards”

Annex A—Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(i) Preliminary Proxy Statement of Janus Henderson Group plc (included in the Schedule 14A filed on January 30, 2026 and incorporated herein by reference).

(a)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

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(a)(iii) Letter to Shareholders (included in the Proxy Statement and incorporated herein by reference).

(a)(iv) Notice of Extraordinary General Meeting (included in the Proxy Statement and incorporated herein by reference).

(a)(v) Current Report on Form 8-K, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(vi) Press Release, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(vii) CEO Letter to Employees, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(viii) Transcript of CEO Video Message for Employees, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(ix) LinkedIn Post, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(x) Janus Henderson Letter to Clients, dated December 22, 2025 (included in Schedule 14A filed on December 29, 2025 and incorporated herein by reference).

(b)(i) Preferred Equity Commitment Letter, dated as of December 21, 2025, by and among Massachusetts Mutual Life Insurance Company and Jupiter Parent Limited (included as Exhibit 99.1 of the Schedule 13D filed by Massachusetts Mutual Life Insurance Company on December 23, 2025).

(b)(ii) Debt Commitment Letter, dated as of December 21, 2025, by and among Jupiter Borrower, Inc., Jupiter Company Limited, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Bank of America, N.A., BofA Securities, Inc., Jefferies Finance LLC, MUFG Bank, Ltd. and Sumitomo Mitsui Banking Corporation.

(b)(iii) Letter Agreement to Commitment Letter and Fee Letter, dated as of January 21, 2026, by and among Jupiter Borrower, Inc., Jupiter Company Limited, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Bank of America, N.A., BofA Securities, Inc., Jefferies Finance LLC, MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, UBS AG, Stamford Branch, UBS Securities LLC and Morgan Stanley Senior Funding, Inc.

(c)(i) Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 1, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.⸸

(c)(ii) Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 2, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.⸸

(c)(iii) Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 4, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(iv) Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 10, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

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(c)(v) Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 11, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(vi) Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 15, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(vii) Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 16, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(viii) Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 21, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(d)(i) Agreement and Plan of Merger, dated as of December 21, 2025, by and among Janus Henderson Group plc, Jupiter Company Limited and Jupiter Merger Sub Limited (included as Annex A to the Proxy Statement filed on January 30, 2026 and incorporated herein by reference).

(d)(ii) Voting and Rollover Agreement, dated as of December 21, 2025, by and among Janus Henderson Group plc and Stockholders party thereto (included as Annex B to the Proxy Statement filed on January 30, 2026 and incorporated herein by reference).

(d)(iii) Equity Commitment Letter, dated as of December 21, 2025, from Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P. (included as Exhibit 11 of Amendment No. 15 to Schedule 13D filed by Trian Fund Management, L.P. on December 22, 2025).⸸

(d)(iv) Equity Commitment Letter, dated as of December 21, 2025, from GC Jupiter Investor, LP.

(d)(v) Equity Commitment Letter, dated as of December 21, 2025, from Qatar Holding LLC.

(d)(vi) Limited Guarantee, dated as of December 21, 2025, from Trian Partners AM Holdco II, Ltd., Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P., in favor of Janus Henderson Group plc.⸸

(d)(vii) Limited Guarantee, dated as of December 21, 2025, from GC Jupiter Investor, LP, in favor of Janus Henderson Group plc.

(d)(viii) Limited Guarantee, dated as of December 21, 2025, from Qatar Holding LLC, in favor of Janus Henderson Group plc.

(f) None.

(g) None.

107 Filing Fee Table.

⸸ Certain information in this exhibit has been redacted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted information.

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SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Janus Henderson Group plc

By:	/s/ Ali Dibadj
Name: Ali Dibadj
Title: Chief Executive Officer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Jupiter Topco LLC

By:	/s/ Peter W. May
Name: Peter W. May
Title: Authorized Signatory

Jupiter Acquisition Limited

By:	/s/ Peter W. May
Name: Peter W. May
Title: Authorized Signatory

Jupiter Company Limited

By:	/s/ Peter W. May
Name: Peter W. May
Title: Authorized Signatory

Jupiter Merger Sub Limited

By:	/s/ Nelson Peltz
Name: Nelson Peltz
Title: Authorized Signatory

Trian Partners AM Holdco II, Ltd.

By:	/s/ Peter W. May
Name: Peter W. May
Title: Member

Trian Fund Management GP, LLC

By:	/s/ Peter W. May
Name: Peter W. May
Title: Member

Trian Fund Management, L.P.

By:	/s/ Peter W. May
Name: Peter W. May
Title: Member of the General Partner of Trian Fund Management, L.P.

[Signature Page to SC 13E-3]

Nelson Peltz

By:	/s/ Nelson Peltz
Name: Nelson Peltz

Peter W. May

By:	/s/ Peter W. May
Name: Peter W. May

[Signature Page to SC 13E-3]